Form 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2003

                              CONVERIUM HOLDING AG
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Deutsche Bank Adjusts its Holding in Converium Shares From 7.96% to 1.02%, Held and Managed in Various Funds

    ZUG, Switzerland--(BUSINESS WIRE)--July 17, 2003--Disclosure of Shareholdings Pursuant to Art. 20 SESTA: Converium Holding Ltd (NYSE:CHR, SWX:CHR) has been notified Deutsche Bank AG, Taunusanlage 12, D-60325 Frankfurt am Main, Germany, has decreased its holding from 3,184,805 registered shares in Converium Holding Ltd, Zug, to 409,798 registered shares with 409,798 votes. This corresponds to a decrease from 7.96% to 1.02% of Converium registered shares with voting rights.
    These shares are held in various funds managed by Deutsche Bank. None of these funds is holding shares in an amount, which exceeds 5% of Converium registered share capital, and the shares are held for investment purposes.
    Deutsche Bank AG as a group holds Converium shares for own accounts and on behalf of various of its international subsidiaries for own account trading and asset management purposes.

    Disclosed share holdings in Converium Holding Ltd, Zug

    To-date the following interests have been previously notified to Converium Holding Ltd, Zug:

    --  Fidelity International Limited ("Fidelity"), Hamilton/Bermuda:
        9.87% (date of notification April 28, 2003)

        --  Wellington Management Company ("Wellington"), LLP,
            Boston/Massachusetts, U.S.A.: 7.68% (date of notification January 11, 2002)

        -- Government of Singapore (GIC), Singapore: 5.08%, (date of notification July 11, 2003)

    Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors.
    Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which has an individual shareholding in excess of 5%.
    GIC Government of Singapore Investment Corporation Pte Ltd (,,GIC") is a private company, wholly owned by the Government of Singapore and acts as a global asset manager.

    www.converium.com

    CONTACT: Converium Holding Ltd
             Michael Schiendorfer
             Media Relations Manager
             michael.Schiendorfer@converium.com
             +41 1 639 96 57
             or
             Zuzana Drozd
             Head of Investor Relations
             zuzana.drozd@converium.com
             +41 1 639 91 20

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            CONVERIUM HOLDING AG


                           By:  /s/ Martin Kauer
                                ----------------
                          Name: Martin Kauer
                          Title: CFO

                          By:  /s/ Christian Felderer
                               ----------------------
                        Name:  Christian Felderer
                        Title: Group General Counsel

Date: July 17, 2003